Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

December 3, 2019

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 1 (the “Amendment”)
File No. 333-231487

Dear Mr. Zapata:

Attached is a courtesy copy of the above-referenced post-effective amendment filed on November 26, 2019. The Amendment introduces a new crediting strategy and new investment options to the above-referenced registration statement. The filing consists of two supplements.

The first supplement describes a participation rate crediting strategy that is being added to Lincoln Level Advantage® B-Share Indexed Variable Annuity, Lincoln Level Advantage® Advisory Indexed Variable Annuity, Lincoln Level Advantage® Design B-Share Indexed Variable Annuity, and Lincoln Level Advantage® Design Advisory Indexed Variable Annuity. If the Performance Rate of an index is positive, the Indexed Segment will be credited with a percentage of that positive performance based on the Participation Rate for the Indexed Segment. The Participation Rate is declared at the beginning of the Indexed Term. The Participation Rate will not change during the Indexed Term, but we may declare a different Participation Rate, which can be higher or lower, for subsequent terms.

The second supplement adds two 3-year indexed accounts with performance caps and protection levels to Lincoln Level Advantage® Select B-Share Indexed Variable Annuity. The 3-year duration is being added to the Lincoln Level Advantage® suite for the first time with this Amendment.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher